08054524

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2007

Commission file number 33-25931

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
500 Washington Street
Columbus, Indiana 47201

B. **Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:**

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Date: 06/30/08 By: Pamela J. Price

Pamela J. Price, Benefits Manager
Irwin Financial Corporation

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

0803-0922830

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006, and Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
Irwin Mortgage Corporation Retirement and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, the Board of Directors of Irwin Financial Corporation voted on November 30, 2007, to terminate the Plan effective December 1, 2007. As a result, the Plan used liquidation basis of accounting for 2007 and accrual basis of accounting for 2006.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Indianapolis, Indiana
June 25, 2008

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31 2007	December 31 2006
Assets		
Investments, at fair value	$ 13,705,914	$ 26,359,535
Cash	73,809	88,971
Receivables:		
Accrued income	2,552	2,663
Unsettled sales	–	1,083
	13,782,275	26,452,252
Liabilities		
Unsettled purchases	2,416	31,378
Total liabilities	2,416	31,378
Net assets available for benefits at fair value	13,779,859	26,420,874
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	22,547	27,001
Net assets available for benefits	$ 13,802,406	$ 26,447,875

See accompanying notes.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions	
Net depreciation in the fair value of investments	$ (599,101)
Interest and dividends	1,085,776
Total investment income	486,675
Contributions	
Company	4,474
Participants	11,727
Total contributions	16,201
Total additions	502,876
Deductions	
Benefits paid to participants	12,729,293
Administrative expenses	8,155
Transfers out of the Plan	410,897
Total deductions	13,148,345
Decrease in net assets available for benefits	(12,645,469)
Net assets available for benefits	
Beginning of year	26,447,875
End of year	$ 13,802,406

See accompanying notes.

1. Description of the Terminating Plan

The following description of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a contributory, defined-contribution plan covering all eligible employees of Irwin Mortgage Corporation (the Company or the Employer) who have elected to participate. All personnel of the Company who have worked three months are eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In 2006, the majority of the assets of Irwin Mortgage Corporation (IMC) were sold to Freedom Mortgage Corporation (Freedom). Many employees of the Company became employees of Freedom as a result of the sale. Assets totaling $1,211,815 for those affected participants were transferred to Freedom's qualified retirement plan from the Plan. In 2007, additional assets of IMC were sold to New Century. Some employees of the Company became employees of New Century as a result of the sale. Assets totaling $100,042 for those affected participants were transferred to New Century's qualified retirement plan from the Plan.

Many other Company employees not part of the Freedom transaction were terminated during 2006. As a result, the Plan experienced a partial plan termination during 2006. All affected terminated participants were appropriately vested 100% in their participant accounts.

Certain participants of the Plan became employees of Irwin Financial Corporation and eligible for participation in the Irwin Financial Corporation Employees' Savings Plan (IFC Plan) during 2007 and 2006. Assets totaling $310,855 and $453,227 were transferred to the IFC Plan from the Plan during 2007 and 2006, respectively.

Plan Termination

The Plan Document was amended to effectively terminate the Plan on December 1, 2007. Accordingly, the Plan financial statements are prepared on the liquidation basis of accounting. All remaining participants on the effective date of termination became fully vested in their accounts. Form 5310, *Application for Determination for Terminating Plan*, was filed with the Internal Revenue Service (IRS) on January 16, 2008. Plan assets will be distributed in accordance with the Plan Document and IRS requirements.

1. Description of the Terminating Plan (continued)

Contributions

Non-highly compensated participants, as defined by the Internal Revenue Code (the Code) and the Plan Document, may contribute between 1% and 100% of their compensation, while highly compensated employees, as defined by the Code and the Plan Document, may contribute between 1% and 6% of their compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as defined by the Code. Participants may also contribute amounts representing distributions from other qualified plans.

The Company will match 100% of the employees' contributions up to 2% of earnings, but not to exceed $1,000 per year, which contribution is allocated among the Plan's investment options according to the elections made by the participants. Additionally, at the end of each calendar year, the Employer may contribute and allocate to each participant's account a profit-sharing percentage of compensation if the participant contributes at least 2% of his/her compensation to the Plan. The profit-sharing percentage is determined annually by the Employer based on a predetermined formula which measures the annual financial performance of the Company. The amendment to the Plan Document to terminate the Plan also stated that no profit-sharing contribution would be made to the Plan for 2007.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to pay record-keeping and administrative expenses or reduce the Company's future contributions as per the Plan Document. For the year ended December 31, 2007, there were no forfeitures resulting from withdrawn participants which were utilized to reduce Company contributions. Unallocated forfeiture account balances were $169,852 and $107,059 as of December 31, 2007 and 2006, respectively.

1. Description of the Terminating Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions, profit-sharing contributions, and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50% of the participant's vested amount. The loans are collateralized by the balance in the participant's account, and interest is charged at the prime rate in effect on the date the loan application is processed by the trustee. Loan term for repayment goes up to 5 years, or up to 15 years for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Payment of Benefits

Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, in-service withdrawals, or for financial hardship, as defined by the Internal Revenue Service.

Benefits are payable in a lump sum distribution of cash or in installments based on the participant's election in accordance with the Plan. Benefits worth $1,000 or less are automatically paid in a single lump sum. Benefits worth more than $1,000 but less than $5,000 will be rolled over into an individual retirement account unless a different form of distribution is chosen.

1. Description of the Terminating Plan (continued)

Investment Options

Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including Company common stock. Such elections may be changed on a daily basis.

Administrative Expenses

Certain administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of common stock of the Company's parent, Irwin Financial Corporation, are valued at quoted market price. The Plan's interest in the common collective trust is valued based on the fair value of the underlying investments as reported by the Plan's trustee on the last day of the Plan year. Units of unitized funds are valued at the net asset value on the last day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment capital gain, or loss, on mutual funds, are classified as interest and dividends.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the

2. Summary of Accounting Policies (continued)

relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan's interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Accounting

As a result of the Plan's termination, the Plan changed its basis of accounting from the accrual basis used in presenting the 2006 financial statements to the liquidation basis used in presenting the 2007 financial statements. This change in basis of accounting did not result in a change in the net assets available for benefits in 2007.

Reclassification

Certain amounts in the financial statements were reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for accounting periods beginning after November 15, 2007. The Plan Sponsor is currently evaluating the impact, if any, that the adoption of SFAS 157 will have on the Plan's financial statements.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets at December 31, 2007 and 2006, are as follows:

	2007	2006
Mutual funds		
Fidelity Diversified International Fund*	**$ 2,425,899**	$ 3,865,620
Fidelity Equity Income Fund*	**1,948,749**	3,841,406
Vanguard Mid Cap Growth Fund	**2,034,522**	3,597,760
Fidelity Blue Chip Growth Fund*	**1,503,843**	2,491,604
Fidelity Intermediate Bond Fund*	**1,242,761**	2,311,229
Fidelity Spartan U.S. Equity Index Fund*	**953,842**	1,714,961
Common collective trust		
Fidelity Managed Income Portfolio*	**2,097,285**	2,713,522

*Represents an investment in a party in interest.

3. Investments (continued)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ 538,191
Common stock	(1,137,292)
	$ (599,101)

4. Tax Status

The Plan has requested a determination letter from the IRS, stating that the Plan is qualified at its termination under Section 401(a) of the Code. The Plan has received a determination letter from the IRS dated November 7, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2007 and 2006, per the financial statements to the Form 5500:

	2007	**2006**
Net assets available for benefits per the financial statements	**$ 13,802,406**	$ 26,447,875
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive contracts	**(22,547)**	(27,001)
Net assets available for benefits per the Form 5500	**$ 13,779,859**	$ 26,420,874

5. Reconciliation of the Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500:

	2007
Decrease in net assets available for benefits per the financial statements	$ (12,645,469)
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive contracts	4,454
Decrease in net assets available for benefits per the Form 5500	$ (12,641,015)

The financial statements are required to report interest in common collective trust relating to fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

Supplemental Schedule

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN 35-1500627 Plan #002

December 31, 2007

Identity of Issuer	Description	Number of Shares/Units	Current Value
Mutual funds	Fidelity Diversified International Fund*	60,799	$ 2,425,899
	Fidelity Equity Income Fund*	35,329	1,948,749
	Vanguard LS Income	1	21
	Vanguard Mid Cap Growth Fund	110,212	2,034,522
	Fidelity Blue Chip Growth Fund*	34,132	1,503,843
	Fidelity Intermediate Bond Fund*	122,440	1,242,761
	Royce Opportunity Fund	31,295	344,871
	Fidelity Spartan U.S. Equity Index Fund*	18,378	953,842
	Lord Abbott Mid Cap Value Fund	33,446	621,100
	Fidelity Spartan 500 Index Fund*	976	98,923
			11,174,531
Common collective trust	Fidelity Managed Income Portfolio*	2,097,285	2,074,737
Common stock	Irwin Financial Corporation common stock*	62,001	456,646
			$ 13,705,914

*Denotes party in interest.

Note: Cost information has been omitted because all investments are participant directed.